

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 12, 2016

<u>Via E-mail</u>
John Wittkowske
Chief Financial Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard, P. O. Box 1188
Milwaukee, WI 53201

      Re: Weyco Group, Inc.
              Annual Report on Form 10-K
              Filed March 10, 2016
              File No. 000-09068

Dear Mr. Wittkowske:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ James Lopez (for)

                    John Reynolds
                    Assistant Director
                    Office of Beverages,
                    Apparel, and Mining